FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of                                     September                                            , 20     03

_______________________________Cumberland Resources Ltd.________________________

(Translation of registrant's name into English)

950 – 505 Burrard Street, Box 72, One Bentall Centre, Vancouver, B.C., Canada, V7X 1M4

(Address of principal executive officers)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F         X                     Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                           No         X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-___________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Cumberland Resources Ltd.

(Registrant)

Date     September, 10  2003                By /s/ "Kerry M. Curtis"

       Kerry M. Curtis, President & CEO

Listed on the Toronto Stock Exchange:CBD

News Release 03-23

September 9, 2003

#950 - 505 Burrard Street

Box 72, One Bentall Centre

Vancouver, BC  V7X 1M4

Phone:     604 608-2557

Fax:          604 608-2559

Website:  www.cumberlandresources.com

Email:      info@cumberlandresources.com

CUMBERLAND REPORTS NEAR SURFACE 2003 DRILL RESULTS FROM VAULT DEPOSIT AND GOOSE ISLAND DEPOSIT AT MEADOWBANK

CUMBERLAND RESOURCES LTD. (CBD-TSX) is very pleased to report results from near surface delineation and expansion drill programs at the Goose Island and Vault deposits completed during Phase 1 2003 drilling at the Company's 100% owned Meadowbank gold project, located 70 kilometres north of the Hamlet of Baker Lake, Nunavut.  Revisions to project resources, incorporating Phase 1 drilling results, are currently being finalized for feasibility level open pit designs and reserve classification.

Phase 1 activities included 14,000 metres of diamond drilling in a total of 148 holes as part of a $10.5 million 2003 work program at the Meadowbank project designed to define and explore for further resources, complete a feasibility study and commence mine development permitting.  Phase 2 activities, which include an additional 5,000 metres of diamond drilling focused on additional infill and exploration drilling, are now being completed.

"Drilling directed at the Vault preliminary open pit (see below), which was expanded as a result of the 2002 drill program, continues to match or exceed expectations and will further advance the definition of the Vault deposit in preparation for open pit reserve classification," remarked Kerry Curtis, President and CEO.  "Intersections from the Goose Island deposit have exceeded expectations and will add high-grade resource potential to the early years of the Goose Island open pit design."

The Phase 1 drill program at the Goose Island deposit focused on improved definition on the southern near surface portion of the deposit in preparation for final feasibility open pit designs.  Recent high-grade intersections will result in improved tonnage and grade in the shallow portion of the open pit resource.  Highlights from the high-grade intersections at Goose Island include:

17.52 g/t gold over 6.70 m at 8 m below surface in hole 439

18.55 g/t gold over 6.69 m at 11 m below surface in hole 440 including 34.29 g/t gold over 3.35 m

7.61 g/t gold over 6.35 m at 15 m below surface in hole 441

Phase 1 activities at the Vault deposit also included definition drilling of the near surface portion of the deposit.  Drilling, focused on the resource located between surface and 50 metres depth, has now been completed across the entire 850 metre length of the preliminary open pit design.  A complete tabulation of the results of 44 near surface definition holes (on 30-40 metre spacings) drilled in Phase 1, 2003 are provided below.  Highlights from recently received Vault assays include:

           6.06 g/t over 7.55 m at 9.05 m below surface in hole 172

5.12 g/t over 12.35 m at 3.6 m below surface in hole 177

5.97 g/t over 12.40 m at 6.7 m below surface in hole 181

11.31 g/t over 6.40 m at 7.95 m below surface in hole 182

All drill intersections fall within the Vault preliminary open pit designs and represent approximate true widths of mineralization.  The results from the remaining 26 drill holes completed in the deeper portions of the Vault preliminary open pit will be reported over the next several weeks.  Results from surface trench excavations completed during the Phase 2 program are also expected shortly.

A table of the results and a drill hole location map are attached to this release.

News Release 03-23

Page Two

Vault Deposit

The Vault deposit is one of six known gold deposits at the Meadowbank gold project.  Open pit mining stud ies by international engineering firm AMEC on the Vault resource model * (see news release NR03-04) recently expanded the potent ial open pit resource , eliminating or deferring the need for underground mining of the deposit.

Vault Revised Preliminary Pit Designs – May 2003 (US$325/oz)

Note:

Revised preliminary designs do not include provision for mining dilution or ramps and generate a waste to ore strip ratio of 9:1. Mineral resources which are not reserves do not have demonstrated economic viability. A cut-off grade of 1.85 g/t was used.

Goose Island Deposit

AMEC has also completed preliminary open pit designs at the Goose Island gold deposit.

Goose Island Preliminary Pit Designs – June 2003 (US$325/oz)

Note: Revised preliminary open pit designs do not include provision for mining dilution or ramps. Mineral resources which are not reserves do not have demonstrated economic viability. A cut-off grade of 1. 50 g/t was used generating a preliminary strip ratio at 13.7:1 .

Meadowbank Gold Project

Meadowbank is host to the third largest undeveloped gold resource in Canada with six closely spaced, near surface, gold deposits totaling:

Meadowbank Project Resources** – Q2/2003

Cumberland is well financed and is advancing the 100% held Meadowbank gold project in Nunavut to production.  The Company is currently evaluating a 10 year open pit mine plan, which on the basis of a preliminary assessment*** completed in January 2002, indicated the Meadowbank project could support a production rate of approximately 250,000 ounces per year at an estimated cash cost of US$168 per ounce for over eight years.

Cumberland Resources holds interests in two of the largest undeveloped gold projects in Canada:  Meadowbank (100%) and Meliadine West (22% carried), projects in Nunavut.

CUMBERLAND RESOURCES LTD.

_____________________________

"Kerry M. Curtis, B.Sc., Geo."
President and CEO

For further information contact:  Kerry Curtis, President and CEO or Joyce Musial, Manager, Investor Relations

R. Brian Alexander, P.Geol.  is the Chief Geologist and designated Q.P. for the Meadowbank Project.  Mr. Alexander has managed the project since 1997 and supervises drill hole planning, implementation and quality control/quality assurance programs.  Drill core analysis is performed on split core with standard fire assay procedures and AA finish.  QA/QC programs employ random insertion of four internal standards, field duplicates and blank samples. Gravimetric analysis is performed on any sample yielding greater than 1 g/t gold in fire assay. Primary assaying is performed by IPL Laboratories, of Vancouver. ASL Chemex Labs of Vancouver provides external reference assaying.

*Vault resource model: James McCrea, P.Geo., Manager, Mineral Resources is Cumberland's Qualified Person for the resource modeling. Resource classification conforms to CIM standards on Mineral Resources and Reserves (August 2000).

**First quarter 2003 resource estimates and classification are in accordance with National Instrument 43-101. Resource classification conforms to CIM Standards on Mineral Resources and Reserves (August 2000).

***Cautionary Note:  The preliminary assessment completed in January 2002 is preliminary in nature, included inferred mineral resources that are considered too speculative geologically to have the economic considerations applied to them that would enable them to be categorized as mineral reserves and there is no certainty that the preliminary assessment will be realized. The production forecast used in the Preliminary Assessment included approximately 5.9 million tonnes of Inferred Mineral Resource, or 41% of the total forecast.  In compliance with National Instrument 43-101, the Company issued a Technical Report which is available at www.sedar.com for review.

Certain statements in this News Release constitute "forward-looking statements" within the meaning of the Private Securities Litigation's Reform Act of 1995.  Such forward looking statements involve risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance of achievements expressed or implied by such forward-looking statements.

News Release 03-23

Page Three

## 2003 SPRING DIAMOND DRILLING– GOOSE ISLAND COMPOSITES

| HOLE | LOCATION | | FROM | TO | GRADE | WIDTH |
|---|---|---|---|---|---|---|
| G03-438 | 1250S | 082E | 18.24 | 19.00 | 21.00 | 0.76 |
| G03-439 | 1275S | 085E | 19.22 | 25.92 | 17.52 | 6.70 |
| | | Incl. | 19.22 | 25.00 | 20.00 | 5.78 |
| G03-440 | 1300S | 085E | 26.60 | 33.29 | 18.55 | 6.69 |
| | | Incl. | 28.40 | 31.75 | 34.29 | 3.35 |
| G03-441 | 1225S | 070E | 17.90 | 24.25 | 7.61 | 6.35 |
| | | Incl. | 17.90 | 21.58 | 11.33 | 3.68 |

## 2003 SPRING DIAMOND DRILLING– NEAR SURFACE VAULT COMPOSITES

| HOLE | LOCATION | | FROM | TO | GRADE | WIDTH |
|---|---|---|---|---|---|---|
| VLT03-165 | 4775N | 4975W | 10.65 | 15.85 | 3.03 | 5.20 |
| | | | 18.00 | 25.02 | 1.14 | 7.02 |
| VLT03-166 | 4675N | 4993W | 4.70 | 10.70 | 2.71 | 6.00 |
| | | | 16.92 | 20.57 | 1.67 | 3.65 |
| VLT03-167 | 4675N | 5007W | 5.80 | 6.80 | 1.00 | 1.00 |
| VLT03-170 | 4625N | 4975W | 15.84 | 21.68 | 3.48 | 5.84 |
| VLT03-171 | 4625N | 4996W | 2.43 | 11.18 | 4.12 | 8.75 |
| | | Incl. | 9.28 | 10.18 | 15.60 | 0.90 |
| VLT03-172 | 4575N | 4970W | 9.05 | 16.60 | 6.06 | 7.55 |
| | | Incl. | 9.85 | 11.00 | 20.30 | 1.15 |
| VLT03-173 | 4575N | 4995W | 4.00 | 11.05 | 2.74 | 7.05 |
| VLT03-174 | 4540N | 4980W | 16.55 | 23.15 | 1.53 | 6.60 |
| VLT03-175 | 4540N | 5010W | 7.00 | 7.75 | 3.22 | 0.75 |
| VLT03-176 | 4500N | 4992W | 12.90 | 24.08 | 4.31 | 11.18 |
| | | Incl. | 19.28 | 20.10 | 19.44 | 0.82 |
| VLT03-177 | 4500N | 5018W | 3.60 | 15.95 | 5.12 | 12.35 |
| | | Incl. | 5.10 | 6.03 | 15.80 | 0.93 |
| VLT03-180 | 4460N | 4980W | 17.23 | 27.00 | 3.31 | 9.77 |
| VLT03-181 | 4460N | 5010W | 6.70 | 19.10 | 5.97 | 12.40 |
| | | Incl. | 8.65 | 9.80 | 19.27 | 1.15 |
| | | And | 15.15 | 16.46 | 16.58 | 1.31 |
| VLT03-182 | 4460N | 5025W | 7.95 | 14.35 | 11.31 | 6.40 |
| | | Incl. | 11.13 | 14.35 | 21.39 | 3.22 |
| VLT03-183 | 4425N | 4980W | 16.90 | 25.20 | 3.91 | 8.30 |
| | | Incl. | 17.32 | 18.20 | 17.95 | 0.88 |
| VLT03-184 | 4425N | 5010W | 8.00 | 14.13 | 3.94 | 6.13 |
| | | Incl. | 8.00 | 8.75 | 14.60 | 0.75 |
| VLT03-185 | 4425N | 5025W | 9.20 | 10.75 | 1.44 | 1.55 |
| VLT03-187 | 4388N | 5006W | 10.30 | 13.37 | 4.09 | 3.07 |
| VLT03-188 | 4388N | 5036W | 9.00 | 9.46 | 0.98 | 0.46 |
| VLT03-189 | 4350N | 4980W | 18.73 | 20.75 | 3.22 | 2.02 |
| VLT03-190 | 4350N | 5010W | 10.52 | 12.67 | 5.18 | 2.15 |
| VLT03-191 | 5060N | 4975W | 16.00 | 24.12 | 1.84 | 8.12 |

News Release 03-23

Page Four

*PREVIOUSLY RELEASED

2003 SPRING DIAMOND DRILLING– NEAR SURFACE VAULT COMPOSITES

| HOLE | LOCATION | | | FROM | TO | GRADE | WIDTH |
|---|---|---|---|---|---|---|---|
| *VLT03-109 | 4830N | 4895W | | 8.71 | 11.42 | 3.99 | 2.71 |
| | | | | 23.08 | 32.63 | 3.39 | 9.55 |
| | | | | 42.46 | 47.00 | 2.00 | 4.54 |
| *VLT03-116 | 5025N | 4940W | | 22.94 | 34.55 | 1.43 | 11.61 |
| | | | Incl. | 25.27 | 32.55 | 1.76 | 7.28 |
| *VLT03-118 | 4890N | 4900W | | 21.00 | 29.40 | 2.71 | 8.40 |
| | | | | 32.07 | 49.40 | 1.74 | 17.33 |
| *VLT03-119 | 5025N | 4886W | | 32.92 | 40.64 | 4.38 | 7.72 |
| | | | Incl. | 38.57 | 40.64 | 13.07 | 2.07 |
| | | | | 42.80 | 49.85 | 2.31 | 7.05 |
| | | | Incl. | 48.35 | 49.85 | 4.44 | 1.50 |
| *VLT03-120 | 4925N | 4908W | | 22.33 | 40.40 | 5.94 | 18.07 |
| | | | Incl. | 22.33 | 37.38 | 6.88 | 15.05 |
| *VLT03-121 | 4831N | 4976W | | 3.00 | 6.15 | 1.29 | 3.15 |
| | | | Incl. | 3.00 | 5.04 | 1.73 | 2.04 |
| | | | And | 4.00 | 5.04 | 2.12 | 1.04 |
| *VLT03-123 | 4990N | 4962W | | 15.50 | 23.00 | 4.87 | 7.50 |
| *VLT03-124 | 4990N | 4910W | | 35.10 | 42.11 | 2.06 | 7.01 |
| | | | Incl. | 35.10 | 39.99 | 2.55 | 4.89 |
| *VLT03-126 | 4830N | 4950W | | 2.55 | 18.95 | 3.08 | 16.40 |
| | | | Incl. | 5.91 | 9.62 | 5.11 | 3.71 |
| *VLT03-132 | 4860N | 4984W | | 2.65 | 4.10 | 1.87 | 1.45 |
| *VLT03-134 | 4890N | 4974W | | 2.46 | 6.26 | 11.87 | 3.80 |
| | | | Incl. | 2.46 | 3.00 | 77.47 | 0.54 |
| | | | | 13.64 | 19.32 | 2.35 | 5.68 |
| *VLT03-137 | 4890N | 4949W | | 12.43 | 30.71 | 2.05 | 18.28 |
| | | | Incl. | 12.43 | 16.70 | 3.60 | 4.27 |
| *VLT03-138 | 4925N | 4984W | | 8.70 | 13.10 | 2.60 | 4.40 |
| *VLT03-139 | 4930N | 4959W | | 16.92 | 23.39 | 2.57 | 6.47 |
| *VLT03-140 | 4770N | 4920W | | 10.57 | 17.40 | 4.18 | 6.83 |
| | | | Incl. | 12.35 | 14.71 | 9.63 | 2.36 |
| *VLT03-143 | 4710N | 4936W | | 11.60 | 17.75 | 2.52 | 6.15 |
| | | | Incl. | 16.80 | 17.75 | 11.60 | 0.95 |
| | | | | 20.60 | 27.67 | 3.24 | 7.07 |
| *VLT03-158 | 4800N | 4992W | | 10.85 | 12.52 | 2.21 | 1.67 |
| *VLT03-159 | 4800N | 5003W | | 8.29 | 8.58 | 2.78 | 0.29 |
| *VLT03-160 | 4770N | 4959W | | 12.70 | 17.17 | 2.84 | 4.47 |
| *VLT03-161 | 4770N | 4990W | | 2.15 | 7.75 | 2.08 | 5.60 |
| | | | Incl. | 4.85 | 7.75 | 2.92 | 2.90 |
| *VLT03-162 | 4740N | 4941W | | 13.25 | 14.60 | 3.94 | 1.35 |
| *VLT03-163 | 4710N | 4961W | | 10.29 | 18.60 | 2.38 | 8.31 |
| | | | Incl. | 14.95 | 15.95 | 5.19 | 1.00 |